SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 3)


                          Farmer Brothers Co.
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             307675108
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           July 26, 2002
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    184,688 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    184,688 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    184,688 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.6% (See Item 5)


14. TYPE OF REPORTING PERSON          IA



This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed on November 21, 2000 of the Reporting Persons, as amended by Amendment No. 1 thereto, filed on April 18, 2002, and Amendment No. 2 thereto, filed on June 27, 2002, with respect to the common stock, par value $1.00 per share (the Common Stock), of Farmer Brothers Co., a California corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4 and 5 of the Schedule 13D are hereby amended in their entirety as follows:

The securities covered by this Statement were acquired by FMA's advisory clients for the purpose of investment. Neither FMA nor any executive officer or director of FMA has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMA's clients for the purpose of investment.

FMA has, on behalf of its advisory clients, made a demand upon the Company pursuant to provisions under California law granting shareholders access to business records of California corporations for purposes reasonbly related to such shareholders interests as a shareholder. FMAs clients demand, a copy of which is attached as Exhibit D and incorporated herein, relates to their pending shareholder proposal that the Company comply with the Investment Company Act of 1940 (the ICA) and seeks to inspect the records of the Company as required to determine the Companys compliance with the ICA and an evaluation of the Companys management of an investment portfolio that, according to the Companys most recent Form 10Q, is at least $226 million in size.

FMA may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMA may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMA's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMA nor any executive officer or director of FMA, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix)    any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 184,688 shares of the Common Stock. Investment advisory contracts with FMAs advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the 1934 Act), the beneficial owner of 184,688 shares, representing approximately 9.6% of the outstanding shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. (FRI). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the Principal Shareholders) each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) FMA engaged in the following transactions in the shares of the Common Stock within the past sixty days: A sale of 1,000 shares at $340.5100 per share on July 1, 2002, a sale of 800 shares at $340.4475 per share on July 3, 2002, a sale of 300 shares at $340.0000 per share on July 5, 2002, a sale of 200 shares at $340.0000 per share on July 8, 2002, a sale of 100 shares at $340.0000 per share on July 10, 2002, and a sale of 145 shares at $315.0000 per share on July 22, 2002.

(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit D: July 26, 2002 Letter from Mutual Beacon and Mutual Discovery Fund to the Issuer



After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


July 29, 2002


Franklin Mutual Advisers, LLC






/s/David Winters
DAVID WINTERS
President, CEO & CIO

EXHIBIT D

[FRANKLIN MUTUAL SERIES FUND INC. LETTERHEAD]



July 26, 2002
BY EXPRESS DELIVERY

Mr. Roy F. Farmer
Chairman
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
Ph: 310.787.5200

Re: Demand to Inspect Records
Dear Mr. Farmer:
Mutual Beacon Fund and Mutual Discovery Fund (together, the Funds), each a series of Franklin Mutual Series Fund Inc., are the record owners of 93,236 and 81,152, respectively, common shares of Farmer Bros. Co. (the "Company"). The Funds hereby demand, pursuant to Section 1601 of the California Corporations Code, that the Company produce, for inspection and copying during normal business hours, the following accounting books and records and minutes of proceedings of the shareholders and the board and committees of the board ("Records") of the Company and its subsidiaries: 1. All Records required to identify, on an unconsolidated basis, the specific investments (each one referred to hereafter as a Company Investment, and collectively as the Companys Investments) comprising the Companys assets reflected in the Companys financial statements under the headings (a) Cash and cash equivalents, Short-term investments, or Long-term investments, and (b) any other derivative or other investment not reflected in such headings, as of the end of each quarterly period since the end of the June 1999 fiscal year.
2. All Records reflecting the value of each Company Investment as of the end of each quarterly period since the end of the June 1999 fiscal year. 3. All Records necessary to determine the amount of income derived from each Company
Investment as of the end of each quarterly period since the end of the June
1999 fiscal year.
4. All Records required to determine the Companys costs associated with the management and administration of the Company's Investments as of the end of each quarterly period since the end of the June 1999 fiscal year. 5. All
Records reflecting the identity, qualifications, and responsibilities of all persons involved in the management or administration of the Company's Investments as of the end of each quarterly period since the end of the June 1999 fiscal year.
6. All Records reflecting any consideration or actions taken by the Companys directors during the past five years concerning (a) declarations of dividends,
(b) policies and practices relating to assets not actively utilized in the Companys existing manufacturing and distribution operations, (c) policies and practices relating to the authorization or engagement of employees, advisers or others for the management or administration of the Companys Investments, and (d) requirements or benefits of the Company's registration as an investment company pursuant to the Investment Company Act of 1940. (ICA) The purposes of this demand are (1) to enable a determination whether the Company is in compliance with the ICA, (2) to evaluate the investment performance of the Company's Investments, and (3) whether any action by or on behalf of the Companys shareholders is warranted with respect to the conduct of the Company's business in light of the requirements of the ICA. It is requested that we, or our designee(s) be given access to all such Records as exist in California or any other state and that such records be made available to us and/or our designee(s) for a period of thirty days so that we may have sufficient opportunity to examine and copy the records. Please immediately advise Bradley Takahashi at (973.912.2152) as to when and where the items demanded above will be available. Very truly yours, MUTUAL BEACON FUND MUTUAL DISCOVERY FUND By: FRANKLIN MUTUAL ADVISERS, LLC




---------------------------------------
Name:  David Winters
Title: President, CEO & CIO
Ph:       973.912.2177